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                             October 4, 2023

       Timothy Spell
       Chief Executive Officer
       Reagan Bosco International Company, Inc.
       1800 2nd Street, Suite 603
       Sarasota, FL 34236

                                                        Re: Reagan Bosco
International Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2023
                                                            File No. 333-274718

       Dear Timothy Spell:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed September 27, 2023

       Dilution, page 12

   1. We note your response to prior comment 1. Please include a table comparing the public contribution under the
proposed public offering and the effective cash cost to officers, directors, promoters
and affiliated persons of common equity acquired by them in
                                                        transactions since
inception. Include columns for the number and percent of shares purchased; amount and
percent of total consideration; and the average price per share for existing shareholders
versus new investors. Refer to Item 506 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Timothy Spell
Reagan Bosco International Company, Inc.
October 4, 2023
Page 2

       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,
FirstName LastNameTimothy Spell
                                                     Division of Corporation
Finance
Comapany NameReagan Bosco International Company, Inc.
                                                     Office of Real Estate &
Construction
October 4, 2023 Page 2
cc:       Stephen A. Weiss, Esq.
FirstName LastName